**ITEM 1: MATERIAL PUBLISHED ON X.COM**
**JANUARY 28, 2025**

**Make U.S. Steel Great Again**
@MakeUSSGreat

Our CEO candidate Alan Kestenbaum sat down with @CNBC's @MorganLBrennan to discuss his outlook on @U_S_Steel under current leadership and his vision to turnaround a standalone U.S. Steel. "*I know that I could take this company and restore it to greatness...*" #MUSSGA

Watch the full interview: bit.ly/4OSCE4U



STREET CRED

**ALAN KESTENBAUM**
ANCORA NOMINEE FOR US STEEL CEO

- Former Stelco CEO
- Bedrock Industries Founder & CEO

CNBC EXCLUSIVE
**ANCORA NOMINEE FOR US STEEL CEO ON STRATEGY FOR TURNAROUND**

CNBC

Last edited 11:52 AM · Jan 28, 2025

**ITEM 2: EMAIL SENT TO SUBSCRIBERS OF**
**[WWW.MAKEUSSTEELGREATAGAIN.COM](http://WWW.MAKEUSSTEELGREATAGAIN.COM)**
**JANUARY 28, 2025**





MAKE U.S. STEEL
GREAT AGAIN

"I know I could restore U.S. Steel to greatness..."
—Alan Kestenbaum,
CEO Candidate for U.S. Steel

Fellow Stakeholder:

Thank you for your interest in our campaign to Make U.S. Steel Great Again.

We believe leadership changes are needed at U.S. Steel to address the company's poor financial and operational performance. Our independent slate is committed to pursuing a standalone turnaround on behalf of stakeholders.

Industry legend Alan Kestenbaum, our CEO candidate for U.S. Steel, joined Morgan Brennan on *CNBC's Closing Bell: Overtime* to discuss his vision for the company. Mr. Kestenbaum has a history of turning U.S. Steel's failed endeavors into home runs.

WATCH ALAN ON CNBC

We want a bright future for this American icon. Follow us @MakeUSSGreat on X for additional updates.

Sincerely,
Ancora Holdings Group

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